Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

Three Months Ended
March 31, 2018
Earnings before income taxes	$2,193
Add (deduct):
Dividends from less than 50% owned affiliates	10
Fixed charges	292
Interest capitalized, net of amortization	—
Earnings available for fixed charges	$2,495
Fixed charges:
Interest incurred (1)	$266
Portion of rent expense deemed to represent interest factor	26
Fixed charges	$292
Ratio of earnings to fixed charges	8.5

(1) Interest incurred includes an interest benefit of $15 million not related to third party debt.

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings before income taxes	$10,589	$9,924	$9,615	$10,650	$12,542
Add (deduct):
Dividends from less than 50% owned affiliates	120	117	127	107	1
Fixed charges	1,203	1,166	1,232	1,284	1,216
Interest capitalized, net of amortization	1	—	(3)	1	4
Earnings available for fixed charges	$11,913	$11,207	$10,971	$12,042	$13,763
Fixed charges:
Interest incurred	$1,098	$1,071	$1,137	$1,172	$1,105
Portion of rent expense deemed to represent interest factor	105	95	95	112	111
Fixed charges	$1,203	$1,166	$1,232	$1,284	$1,216
Ratio of earnings to fixed charges	9.9	9.6	8.9	9.4	11.3